FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        ☒       Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

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[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NBG Group	Full-Year Results 2012

NBG Group: Full-Year Results 2012

Merging with Eurobank:

•  Successful completion of the Tender Offer, with the acceptance by NBG of shares corresponding to 84.4% of the share capital of Eurobank.

•  Creation of an Integration Steering Committee composed of senior executives from both banks to oversee the merger process, and an Integration Office to coordinate the various integration tasks.

•  Board decision to initiate the merger process by means of absorption of Eurobank by NBG, with the relevant balance sheet conversion date set at 31 December 2012. Appointment of auditor to establish fair and just value of exchange ratio for remaining shareholders of Eurobank.

Capital adequacy:

•  The pro-forma Total CAR of the combined entity stands at 10% inclusive of the HFSF backstop facility under the recapitalization programme for Greek banks.

•  Accordingly, pro-forma Core Tier I stands at 8.8%.

Reducing costs:

•  Drastic 8.1% yoy reduction in operating expenses at Group level, mainly due to the fall in operating expenses in Greece and SE Europe by 8.6% and 8.2% respectively over the same period, reinforcing the trend of previous years.

•  In Greece, the cumulative reduction in operating expenses since the outbreak of the crisis amounts to 18.8%.

Fortifying the balance sheet:

•  Provision charges at Group level stand at €2,531.5 million (up 15.9% yoy), reflecting the substantial increase in loan impairments in Greece as a result of the protracted recession and the Bank’s conservative provisioning policy.

•  +90 dpd provision coverage ratio at 54.3% for the Group and 53.3% in Greece—high rates in view of the existing level of collateral associated with the respective loans.

Improving liquidity:

•  By the year end, significant inflows of domestic deposits of circa €2.0 billion for NBG following the June 2012 elections, as political uncertainty faded and the prospects of a Greek exit from the euro area waned. This trend was ongoing in Q1.13.

•  Reduction in Eurosystem funding in Q4.12 by €3.6 billion.

•  Improvement in the loan-to-deposit ratio in Greece to 99.0% at the end of 2012, as compared with 105.7% a year earlier, due to ongoing deleveraging and deposit inflows in the second half of the year.

•  Closing of the funding gap of the Group’s SE Europe operations.

Asset quality:

•  New loan impairments of the Group peaked in 2012 at 660 bps, as Group +90 dpd hit 19.0%, due to the reinforcing mix of political uncertainty, Grexit rumours and protracted recession in Greece. Loan impairment levels in Greece in 2012 posted record highs, exceeding 10 percentage points.

•  Signs of stabilization in the growth rate of new loan delinquencies in the last quarter of the year in Greece, with new NPLs increasing by 126 bps, as compared with average NPL growth of 300 bps per quarter for the nine months to end of Q3.

Financial results:

•  Profit totalling €314.8 million in Q4.12 — arising from the stabilization of operating income, gains from the buy-back of GGBs, the write-back of provisions against claims on the Greek Government and the sale of a 51% stake in the insurance subsidiary Finans Pension. The positive signs of stabilization in core income have continued uninterrupted in Q1.13.

•  Operating income was impacted adversely by the formation of high provisions and the decline in net interest income due to the higher cost of funding from the ELA mechanism, and the reduction in market interest rates. The trends as regards both domestic interest income and new NPL creation showed a fundamental improvement in Q4.12.

•  Substantial contribution by Finansbank, with a net profit of €668 million in 2012, up 82% on a constant exchange rate basis. In terms of pre provision earnings, the increase was 51% yoy (excluding non-recurring income and expenses).

•  In SE Europe, results were adversely affected by ongoing deleveraging of the loan book, higher funding costs and, above all, higher provisions, which absorbed circa 60% of net operating income. Core operating income as well as asset quality showed clear signs of improvement in Q4.

The results of the NBG Group for 2012 reflect the impact of the PSI, which affected the entire banking system, but particularly NBG, which held the largest portfolio of Greek Government bonds in absolute terms. At the same time, NBG will incur the cost of future loss of income as a result of the GGB buyback programme. The results also reflect the difficult economic situation in Greece, and the intense pressure under which the banking system suffers, across the entire spectrum of operations. Nevertheless, NBG continued to play its systemic role with its successful tender offer for the acquisition of Eurobank. It has obtained all necessary regulatory approvals and is moving ahead at full speed with the legal and operational merger of the two organizations. This union creates an enlarged Group that will display yet greater resilience in the face of the challenges ahead—generating synergies that are estimated to over €3 billion. We believe the new enhanced entity will play a key role in stabilizing the Greek financial system.

The merger will take place within a less foreboding environment. Already in the fourth quarter of 2012 we saw the first signs of normalization of conditions in Greece, with the return of part of the deposits that were lost during the course of the two rounds of national elections, a slowdown in the growth of new loan delinquencies, and the bottoming out of income from core banking business. In addition, concerted efforts to reduce operating costs in Greece and SE Europe helped generate capital—a particularly important factor in shaping the smooth progress of the Group.

Successful completion of the process of restoring the Group’s capital base is the key challenge we must deal with in the months ahead. Indeed, the international investment community has shown interest in participating in the recapitalization of the enlarged NBG Group. Furthermore, in line with the Eurogroup communiqué, we are currently drawing up a liability management plan for our outstanding subordinate debt securities, so as to further enhance our capital adequacy. In this endeavour, our allies will be all those who believe that NBG—now united with Eurobank—and, indeed, the Greek economy, will succeed in their efforts to return to growth.

Athens, 27 March 2013

Alexandros Tourkolias

Chief Executive Officer

NBG Group losses for full-year 2012 amounted to €2,139.5 million. The key factors affecting performance were the deterioration in the quality of the loan book in Greece as a result of the intense political uncertainty and ongoing deep recession, which led to a sharp rise in loan delinquencies, and the drastic reduction in market interest rates, in tandem with a decline in interest rates on loans. The decline in domestic net interest income, due to the higher cost of raising funds under the Emergency Liquidity Assistance (ELA) mechanism, plus the sharp reduction in the borrowing rates linked to Euribor, also had an adverse effect on the Group’s bottom line.

The Group has responded to this highly stressed economic environment by altering its business model, and taking initiatives to fortify its capital position and balance sheet. Actions in this context included: the repurchase of part of the covered bonds and hybrid securities (Core Tier I capital of €302 million); the sale of a majority stake in the Group’s insurance franchise in Turkey (profit before tax of €157.3 million); drastic reduction in domestic operating expenses and strengthening of the balance sheet with the formation of provisions amounting to €2.5 billion. The Group’s strategy was accompanied by significant cost reductions in SE Europe and even stronger earnings from Finansbank, which posted a net profit of €668 million in 2012.

The drastic reduction in domestic operating expenses was the result of a coordinated series of actions, including the signing of a Collective Labor Agreement providing for a reduction in employees pay, and ongoing cost control at every level. Note that staff expenses have fallen by 19% over the past three years, while general expenses and depreciation and amortization fell at the same rate. Efforts to cut back on operating costs continued in SE Europe(1) as well, with an annual reduction of 8.2%, and a cumulative reduction of 15% since the end of 2009. In Turkey, the increase in operating expenses remained moderate (up 13.5%, excluding nonrecurring expenses), and was commensurate with the rate of inflation, the substantial expansion of the branch network, and the dynamic rise in operating income.

As regards liquidity, our strategy of self-funded subsidiaries abroad, over the past two years, has resulted in the closing of the funding gap of our SE Europe(1) franchises and independent access by Finansbank to the global markets. Particularly encouraging developments in the last quarter of the year included the lifting of Eurosystem restrictions on accepting Greek debt securities and collateral, the enhancement of assets that can be offered as collateral to the ECB through HFSF securities, and the gradual inflow of circa €2.0 billion of domestic deposits, which began after the elections. As a result of these developments, we anticipate significant strengthening of net interest income in the quarters ahead.

The deleveraging of the loan book led to an improvement in the liquidity ratio (loans-to-deposits) by two percentage points to 106.7% in December 2012, while in Greece the loan-to-deposit ratio stood at 99.0%, on the back of returning deposits in the second half of the year. There was also a significant 19 pps improvement in the loan-to-deposit ratio in SE Europe(1), which by the end of December 2012 had dropped to 113.4%.

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

The renewal of the country’s economic aid package in December 2012 put the recapitalization process for Greek banks on course for completion within the coming months. In the case of the combined Group, the pro-forma capital adequacy ratio (Core Tier I under EBA) stood at 8.8% while the Total CAD ratio stood at 10%. These ratios are inclusive of the advances from the HFSF under the recapitalization programme for Greek banks.

Greece: Impact of the PSI, high provisions, and trading hit 2012 results — clear signs of reversing trends from Q4

The Greek economy had to deal with unprecedented macroeconomic challenges against a backdrop of financial and political uncertainty that served to drag out the recession (GDP down by 6.4% in Q4.12 yoy, and down by more than 20% since 2009) and push up unemployment to levels not seen in the past 45 years (26.5% at the end of 2012), thus leading to deterioration in the quality of banks’ loan portfolios.

The Bank’s ratio of +90 dpd to total loans stood at 23.1%, compared with 13.0% in December 2011. The rapid rise of new loan delinquencies in Greece was caused by the significant deterioration in the country’s macroeconomic environment as well as by political instability and two rounds of elections that rekindled talk of the country’s exit from the euro. Accordingly, NBG stepped up its provisioning levels vis-à-vis 2011, forming total provisions for 2012 of €2,026 million. The +90 dpd coverage ratio reached 53.3% at the end of 2012, which is deemed high in view of the solid level of collateral associated with these loans. In Q4.12 there was a significant drop in the growth rate of delinquencies, and this trend has continued to the present.

Net interest income (€1,782.5 million) declined for another quarter, posting a reduction of 30.1% on an annual basis. Besides the key impact of the rise in the cost of Eurosystem funding and the decline in Euribor rates, interest income was also affected by the deleveraging of the loan book, the fallout from the bond exchange programme under the PSI+, and the unprecedented rise in non-performing loans.

The reversal of this climate can now be discerned —beginning with the gradual return of deposits, the significant reduction in funding costs with the switch back to ECB funding, and the decline in the rate of new loan delinquencies in Q4.12 and through the first quarter of 2013. The completion of the bank recapitalization process and the roll out of the merger process with Eurobank, which will deliver significant synergies over the next three years, should provide new momentum to the Group’s domestic business.

Finansbank: Dynamic growth boosts profitability to record highs

The net profit of Finansbank increased by 82% yoy to TL1,544.8 million (€668.1 million) on the back of the strong performance of net interest income (up 39.5%) and fees and

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

commissions (up 26.9%). Net interest margin increased by 134 bps to 654 bps in 2012, mainly due to lending growth and reduced funding costs. The sale of a 51% stake in its insurance business Finans Pension in Q4.12 strengthened the results of the Turkish group by circa €157 million.

Growth in operating costs (excluding nonrecurring expenses) was contained at 13.5% yoy, despite the bank’s network expansion programme and the persistence of inflation in high levels. As a result, Finansbank’s efficiency (cost/income) ratio improved to 42.0% as compared with 51.9% the previous year.

Finansbank’s total lending amounted to TL42.5 billion (€18.1 billion), up 15.5% on the previous year. +90 dpd loans increased marginally to 5.5% compared with 4.8% in 2011, as growth in credit expansion in Turkey was kept in check in order to avert overheating of the economy.

Despite the brisk lending growth, the bank’s Capital Adequacy Ratio (CAR) stood at the robust level of 19.2%, the highest among its peers, strengthened by the sale of its insurance business in Q4.12 and its accelerating profitability.

Finansbank’s deposit pool was further enhanced as its total deposits grew by 20.2% yoy (including the TL2.9 billion bond issue). The growth of the loan book by 15.5%—tracking credit expansion in the Turkish banking market—led to a reduction in the loan-to-deposit ratio to 108.5%, compared with 113.2% in 2011, including the TL2.9 billion bond issue.

The successful raising of funds from the global capital markets was a key component in the bank’s policy to diversify its funding sources. Accordingly, Finansbank raised funds totalling USD188 million and €212 million at Libor/Euribor +1.35% by means of a syndicated loan in which 21 banks participated. In addition, the bank successfully issued on the European market bonds amounting to USD350 million with a 5.15% coupon, notwithstanding the increased supply of similar bond issues by Turkish banks; it also securitized business claims worth circa USD150 million at Libor/Euribor +350 bps (approx.).

SE Europe: Slowdown in lending activity, higher funding costs and higher provisions for loan delinquencies push profitability down, but reversing trends observed in Q4

In SE Europe(1), stagnant economic activity and the slowdown in credit growth led to a decline in total lending after provisions by 8.2% yoy to €5.7 billion by the end of 2012. The 7.4% growth in deposits over the same period contributed to a further improvement in the loan-to-deposit ratio by 19.0 pps to 113.4% by the end of the year. In addition, it should be noted that by the end of Q3.12 the funding gap of the Group’s units in the region had been completely closed.

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

Net interest income posted a substantial decline of 24.6% yoy as a result of higher funding costs, cuts in lending rates on the back of declining market rates, and the impact of deleveraging. Despite these factors, however, in Q4 NII posted a modest 5.0% increase qoq, signalling a gradual recovery.

In 2012, operating expenses posted further contraction, declining 8.2% yoy, while pre-provision profit declined by 31.9% to €118.1 million, from €173.4 million in 2011.

Despite the adverse macroeconomic climate, the rate of deterioration in asset quality in SE Europe(1) shows signs of stabilization, with a sharp drop in new NPLs since the beginning of 2013 (just €22 million in Q4.12 compared with €104 million in Q1.12). Indeed, in Q4.12 the rate of growth of new NPLs slowed (up by just 0.2 pps to 23.3%) vis-a-vis the previous quarters of the year, during which the rate at which +90 dpd loan delinquencies were increasing was 1.1 pp per quarter. The provisions for loan impairments increased by 3.8% yoy (€182.8 million), raising the NPL coverage ratio to 49% from 46% the previous year, while in the year ahead these look set to fall.

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

Appendix

€ millions	Dec 2012	Dec 2011	Δ

Profit & loss
Group net profit	-2 139	-12 345	-83%
Greece	-2 722	-12 714	-79%
Turkey	668	365	+82%*
SE Europe(1)	-65	4	—

Core revenues
Group	3 991	4 483	-11%
Greece	1 878	2 748	-32%
Turkey	1 710	1 255	+36%
SE Europe(1)	333	418	-20%

Operating expenses
Group	2 335	2 541	-8%
Greece	1 298	1 579	-18%
Turkey	765	670	+14%
SE Europe(1)	228	248	-8%

Balance sheet
Total assets	104 799	106 732	-2%
Loans	70 509	72 432	-3%
Deposits	58 722	59 544	-1%

Ratios
Core Tier I (pro-forma combined entity)	8,8%	—	—
Loans : deposits	107%	109%	-2%
Net interest margin (bps)	374	373	+1 bps

* on a constant exchange rate basis

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: March 27th, 2013
Chief Executive Officer